November 21, 2025

Conglin Deng
Chief Executive Officer
Abits Group Inc
Level 24 Lee Garden One, 33 Hysan Avenue
Causeway Bay, Hong Kong SAR
People   s Republic of China

       Re: Abits Group Inc
           Amendment No. 2 to Registration Statement on Form F-3
           Filed September 11, 2025
           File No. 333-284387
Dear Conglin Deng:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 12, 2025 letter.

Amendment No. 2 to Registration Statement on Form F-3
Cover Page

1. In the eighth paragraph of the cover page, we note your revised disclosure that investors "will not and may never have direct ownership in our operating subsidiaries"
       (emphasis added). Please revise the cover page to state that investors may never hold equity interests in the Chinese operating companies. Refer to prior comment 2 in our letter dated February 7, 2025. Also, please make corresponding revisions to your related disclosure in the last paragraph on page 14.
 November 21, 2025
Page 2
2.    Refer to the following disclosures:
          On the cover page, you disclose that "[u]nder the Confidentiality Provisions, domestic companies established in mainland China seeking overseas offering and listing... are required to institute a sound confidentiality and archives system" and that under certain circumstances, such companies are required to obtain approval from competent authorities and complete the relevant filing procedures.
          On the cover page and page 16, you provide disclosure regarding the Network
         Data Security Regulation, which you state requires that a network data processor carrying out certain network data processing activities shall undergo a national security review in accordance with relevant regulations.

      In your next amendment, please address the following in your disclosure:
(i) clarify
      whether you or your subsidiaries are subject to the requirements under the
      Confidentiality Provisions and the Network Data Security Regulation, respectively, in order to operate your business and to offer the securities being registered to foreign investors; (ii) to the extent applicable, state affirmatively whether you have received all requisite permissions or approvals for the Confidentiality Provisions and the
      Network Data Security Regulation, respectively, and whether any permissions or approvals have been denied; and (iii) with respect to romanettes (i) and
(ii) above,
      please disclose how you reached your conclusions. For example, state whether you relied on an opinion of counsel or, alternatively, are relying on management's internal assessment and discuss such assessment. If you relied on advice of counsel, you should identify counsel and file the consent of counsel as an exhibit to the registration statement.
Prospectus Summary
Summary of Risk Factors, page 7

3. Refer to your revised disclosures in the fifth bullet on page 8 and the last risk factor on page 15 in response to prior comments 5 and 8, respectively, that "[t]he Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, and we face uncertainty about future actions by the PRC government that could affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless" (emphasis added). Please further revise your disclosures on pages 8 and 15 to acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. November 21, 2025
Page 3
Risk Factors
We and our PRC subsidiary may be subject to data security, personal information protection..., page 18

4. Refer to your revised disclosure in the second paragraph of this risk factor that,
       "Bitmatrix engages in data processing activities as defined under the Data Security
       Law." It appears you may have concluded that the Data Security Law is applicable to your PRC subsidiary, Bitmatrix, based upon an opinion of your PRC counsel. Refer to
       section C. of PRC counsel   s opinion filed as exhibit 5.2. If so,
please revise to state as
       much, or advise otherwise.
Exhibit Index
Ex. 23.4 - Consent of Patrick Mak & Tse (contained in Exhibit 5.3), page II-6

5. The exhibit index indicates that the consent of Patrick Mak & Tse is contained in
       Exhibit 5.3; however, we are unable to locate the consent in the opinion. Please file
       counsel   s consent separately with your next amendment or file a
revised opinion that
       includes counsel   s consent.

       Please contact David Gessert at 202-551-2326 or David Lin at 202-551-3552 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets
cc:   Anthony W. Basch, Esq.